

May 19, 2015

<u>Via E-Mail</u>
Jess Roper
Chief Financial Officer
Dexcom, Inc.
6340 Sequence Drive
San Diego, California 92121

>   **Re: Dexcom, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed February 25, 2015**
>   **File No. 000-51222**

Dear Mr. Roper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43</u>

1.   We note your disclosure regarding how increased sales volume of "durable systems" and "disposable sensors" resulted in the increased product revenue you disclose. So that investors will have a better understanding of the magnitude of the "growth of [y]our installed base of customers using [y]our G4 PLATINUM system" and the underlying drivers of the changes in revenue, please tell us and revise future filings to clarify the relative proportion of the sales volume increase attributable to durable systems and to disposable sensors. Likewise, please tell us and revise future filings to clarify how the relative "mix" of sales of G4 PLATINUM compared to SEVEN PLUS changed, resulting in the gross profit changes to which you refer.

2.   As a related matter, given your disclosure here regard product "mix" and the differing products and functionalities described on pages 3 and 11, please tell us and revise future filings to disclose the three-year revenue information required by Regulation S-K Item

101(c)(1)(i) as it relates to your disposable products, durable products and the different durable products you offer.

Item 11 Executive Compensation, page 55

3.   Please tell us, and revise future filings to disclose, how the factors you cite relate to the amount of equity you award to each named executive officer. For example, you state on page 43 of your definitive proxy statement that awards were granted based on company and individual performance, expected future contributions, and competitive market data. You also refer to conservation of cash resources. However, it is unclear from your disclosure how these factors relate to the amount of equity award. For example, what elements of company and individual performance were considered? Was each factor you note weighted equally? If not, explain the reason for the different weights assigned.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Maher at 202-551-3184 or Geoffrey Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): Robert A. Freedman, Esq.